Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

May 25, 2018	Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
VIA EDGAR	www.proskauer.com

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Samantha Brutlag

Re:                             American Capital Senior Floating, Ltd. (File No. 814-01025)

Dear Ms. Brutlag:

We are submitting this letter on behalf of American Capital Senior Floating, Ltd. (the “Fund”) to respond to verbal comments you provided to us in a telephone conversation on May 18, 2018 with respect to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), which was filed on May 10, 2018.  As discussed, the Fund has revised the Proxy Statement to respond to the comments and today filed a definitive proxy statement (the “Definitive Proxy Statement”). The Fund is concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments verbally provided by the staff of the Securities and Exchange Commission (the “Staff”) and immediately below each such comment is the response with respect thereto. Capitalized terms used but not defined herein shall have the meanings set forth in the Definitive Proxy Statement.

1.                                      For future filings, please file a cover letter explaining the purpose of the filing and identifying a point of contact.

The Fund will provide the requested cover letter in future filings.

2.                                      Please supplementally confirm that the fund will stay current on all filing obligations until the liquidation is completed.

The Fund hereby confirms that it will remain current on filings with respect to the Fund.

3.                                      Please supplementally confirm that the fund will use reasonable efforts to locate all stockholders.

The Fund hereby confirms that it will use all reasonable efforts to locate all stockholders of the Fund.

4.                                      Please supplementally confirm that the Fund will decide on the collectability of all receivables and will include in its prospective liquidation costs anything it reasonably believes will fail to be collected.

The Fund hereby confirms that it will decide on the collectability of all receivables and will include in its liquidation costs anything it reasonably believes will fail to be collected.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

5.                                      Please disclose in the proxy materials an estimate of the liquidation costs.

The Fund has provided the requested disclosure in its Definitive Proxy Statement.

6.                                      Please disclose in the proxy materials an estimate of the proxy solicitation costs.

The Fund has provided the requested disclosure in its Definitive Proxy Statement.

7.                                      Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

The Fund hereby confirms that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

8.                                      Please supplementally confirm that the fund will file a deregistration application on Form N-8F to deregister the fund.

The Fund respectively advises the Staff that, as a business development company (a “BDC”) registered on Form N-54A, it will file a withdrawal of its BDC election on Form N-54C and report its liquidation at the appropriate time.  As the Fund is not registered on Form N-8A, it does not believe it is required to file a Form N-8F.

9.                                      Please supplementally confirm whether the Fund has stopped selling shares in the Fund.

The Fund has not issued shares since its initial public offering in January 2014 and hereby confirms that it will not sell shares in the Fund pending its liquidation.

10.                               Please disclose any tax consequences associated with the liquidation for stockholders who hold through Individual Retirement Accounts (IRAs).

The Fund has provided the requested disclosure in its Definitive Proxy Statement.

Please do not hesitate to call me at (310) 284-4544 with any questions.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:             Penni Roll, Chief Financial Officer of American Capital Senior Floating, Ltd.
Ian Fitzgerald, General Counsel of American Capital Senior Floating, Ltd.